January 3, 2014

     QMM:NYSEMKT
QTA:TSXVENTURE
NR-01-14

Quaterra Responds To Continuous Disclosure Review

VANCOUVER, B.C. -- Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) (the “Company” or “Quaterra”) announces that as a result of a review by the British Columbia Securities Commission (“BCSC”), it is issuing this news release to clarify its disclosure regarding the following issues.

The changes noted by the BCSC do not involve the overall tonnage, grade and contained metal of resource estimates provided in the preliminary economic assessment reports released by the Company, but rather the manner in which they are presented. The changes also do not affect the mine plans, capital costs, operating costs and financial analysis of any preliminary economic assessments the Company has released.

Quaterra has been advised by the BCSC that it was selected for a continuous disclosure review and has received comments on the following issues:

Two technical reports prepared for Quaterra and published by it together with a request to file revised technical reports within ten days. The technical reports are: MacArthur Copper Project Report dated May 23, 2012 and Nieves Project Report dated December 20, 2012. Quaterra has requested the authors of the two technical reports to address the issues raised by the BCSC and to deliver amended reports. As a consequence, Quaterra issues this news release disclosing that the technical reports as currently filed, do not comply with the requirements of NI43-101. It is expected that revised technical reports will be delivered and filed in mid-January 2014 and posted on SEDAR, EDGAR and the Company’s website www.quaterra.com.

Technical disclosure issues in the Company’s website, fact sheet and corporate presentation.

The Company is clarifying certain disclosures made in the Company's corporate presentations, fact sheets and on the Company’s website as detailed further in this news release solely for the purpose of complying with NI 43-101's technical disclosure rules.

1.	Non-Compliant Disclosure of a PEA

The disclosure on the website and corporate presentation of the MacArthur Copper Project and Nieves preliminary economic assessments (PEAs) was based in part on inferred resources. The disclosure did not include the proximate cautionary language and details required under section 2.3(3) of NI 43-101. The following language has now been added to the MacArthur and Nieves project description sections of the website and presentation: “A PEA should not, however, be considered to be a pre-feasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have the economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.”

A Company factsheet on the website also did not include the proximate cautionary language around the use of inferred resources in the PEA for the MacArthur Copper Project. The fact sheet should have included the cautionary statement above. The factsheet has been removed from the website.

2.	Non-Compliant Disclosure of Historical Estimates

The Company disclosed historical estimates on the website and its corporate presentation without providing the necessary information required by section 2.4 of NI 43-101. The historic estimates on the website in each of the project description sections of the Cave Peak and SW Tintic projects have been removed.

The following language has been added to the historic resource estimate on the website and in the corporate presentation for the Bear Deposit at Yerington: “The Bear Deposit was discovered in 1961 by Anaconda through condemnation drilling. It is a large porphyry system, partially delineated through drilling by both Anaconda in the 1960s and Phelps Dodge in the 1960s and 1970s. Quaterra has data from 49 drill holes totaling 126,400 feet that define a system covering an area of two square miles. Estimates of mineralized material by The Anaconda Company are reportedly more than 500 million tons averaging 0.4% copper (Diles and Proffett, 1995); there are no known resource estimates by Phelps Dodge. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource. It should not be relied upon and Quaterra does not treat it as a current mineral resource. In order to do so, it would have to be confirmed by additional drilling.” Also, the Company has removed from its presentation any addition of historic resources to current resources in accordance with 2.4(5) of the Companion Policy 43-101CP.

3.	Non-Compliant Exploration Target

In a September 2012 Smartstox interview posted on the homepage of the Company’s website, it was stated that the Bear deposit at Yerington has potential for 20-30 billion pounds of copper. This disclosure did not include the necessary information and cautionary language required by section 2.3(2) of NI 43-101. The interview has been removed from the Company’s website and investors are cautioned that such disclosure should not be relied upon.

In a video posted on the homepage of the Company’s website, the Company’s copper resources at Yerington were disclosed as containing over 1 billion tonnes and 6-7 billion pounds of copper. This disclosure did not include the necessary information and cautionary language required by section 2.3(2) of NI 43-101. The video has been removed from the Company’s website and investors are cautioned that such disclosure should not be relied upon.

4.	Non-Compliant Disclosure of Mineral Resources

In the overview sections of the MacArthur and Yerington projects, as well as the Company presentation, reference was made to a Yerington district endowment of 24 billion pounds of copper. This disclosure has been retracted by the Company in terms of sections 2.2(c) and 2.2(d) of NI 43-101, and removed from the website. In the MacArthur section, it has been replaced by the following: “[The Yerington] super district has a large metal endowment with several known copper deposits controlled by different companies including those at Pumpkin Hollow, Ann Mason and those associated with Quaterra’s assets.” In the Yerington section it has been replaced by the following: “Yerington is a world-class copper district with a large metal endowment in deposits controlled by a number of companies.” The reference in the Company presentation has been removed. The Company has also removed any reference in the presentation where inferred mineral resources are added to other categories.

In both the MacArthur and Yerington project description sections of the Company website, and in the presentation, the Company aggregated measured and indicated resources, and did not disclose them separately. The Company has amended the resource tables in both website sections and in the presentation and now discloses measured and indicated resources separately in accordance with section 2.2(b) of NI 43-101.

For MacArthur, the Company now discloses a measured oxide and chalcocite resource of 71.8 million tons with an average grade of 0.218% TCu containing 313.2 million pounds of copper (using a 0.12% TCu cutoff). MacArthur’s indicated oxide and chalcocite resource is 87.3 million tons grading 0.208% TCu, containing 362.3 million pounds of copper (using a 0.12% TCu cutoff). The indicated primary sulfide resource is 1.1 million tons with an average grade of 0.292% TCu and contains 6.4 million pounds of copper (using a 0.15% TCu cutoff). There is no measured primary sulfide resource estimate. The MacArthur news release was first issued on May 23, 2012.

For Yerington, the Company now discloses a measured sulfide resource of 31 million tons at a grade of 0.33% TCu for 205 million pounds of copper (using a 0.15% TCu cutoff); the measured oxide and chalcocite resource is 6.5 million tons at a grade of 0.25% TCu containing 33 million pounds of copper (using a 0.12% TCu cutoff). Yerington’s indicated sulfide resource is 74 million tons at a grade of 0.30% TCu containing 428 million pounds of copper (using a 0.15% TCu cutoff); the indicated oxide and chalcocite resource is 17 million tons of copper with a grade of 0.25% TCu containing 85 million pounds of copper (using 0.12% TCu cutoff). The Yerington news release was issued on November 20, 2013.

In the Nieves section of the corporate presentation the Company did not disclose the measured and indicated resources separately. The Company has amended the indicated resource on Nieves’ Concordia vein in the presentation to 33 million tonnes at a grade of 50 g/t silver containing 53.2 million ounces of silver. There is no measured resource on the Concordia vein. The inferred resource of the Concordia vein is 39.3 million tonnes at a grade of 32 g/t containing 40 million ounces of silver. The inferred resource for the San Gregorio vein is 18.8 million tonnes at a grade of 27 g/t containing 16.3 million ounces of silver. The Nieves PEA news release was first issued on September 19, 2012.

5.	Qualified Person

On the Company website, presentation and fact sheet the Company did not disclose the identity and relationship to the Company of the qualified person who approved the technical information disclosed. Steven Dischler, P.E., who is a non-independent Qualified Person within the meaning of NI 43-101 has now been added to the website and the presentation. He supervised and approved the disclosure of the technical information on the website and in the corporate presentation. The fact sheet has been withdrawn from the website. Mr Dischler also supervised the preparation and approved of the disclosure in this news release.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

“Steven Dischler”

Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosurenote:

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059  (direct),  1-855-681-9059  (toll free) or email info@quaterra.com.